[redacted]

UNITEDS
SECURITIESANDEXCI
Washington,

07006108

OMB APPROVAL
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ANNUAL AUDITED REPORI
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53066

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peak Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10225 Ulmerton Road, Suite 3D
(No. and Street)

Largo	FL	33771
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David W. Dube (727) 536-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pender Newkirk & Company
(Name – *if individual, state last, first, middle name*)

100 S. Ashley Dr., Ste. 1650	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID W. DUBE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAK SECURITIES CORPORATION, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David W. Dube
Signature

PRESIDENT
Title

Rebecca Weikart
Notary Public 2/26/07

REBECCA WEIKART
Notary Public - State of Florida
My Commission Expires Oct 28, 2008
Commission # DD 367011
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Year Ended December 31, 2006
Independent Auditors' Report

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Financial Statements

Year Ended December 31, 2006

Contents

Independent Auditors' Report

The Board of Directors
Pender Newkirk & Company LLP
Largo, Florida

We have audited the accompanying statement of financial position of Peak Securities Corporation (a wholly-owned subsidiary of Peak Capital Corporation) as of December 31, 2006 and the related statements of operations, changes in stockholder's equity, cash flows, and changes in subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peak Securities Corporation (a wholly-owned subsidiary of Peak Capital Corporation) as of December 31, 2006 and the results of its operations, changes in stockholder's equity, cash flows, and changes in subordinated borrowings for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 26, 2007

Pender Newkirk & Company LLP · Certified Public Accountants
100 South Ashley Drive · Suite 1650 · Tampa, Florida 33602 · (813) 229-2321 · Fax (813) 229-2359 · Web Site: www.pnccpa.com

Peak Securities Corporation

(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Statement of Financial Position

December 31, 2006

Assets		
Cash	$	68,326
Cash – Restricted (Note 3)		25,000
Receivables		52,790
Investment		24,414
Prepaid expense		4,305
	$	174,835

Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	6,310
Salaries and commissions payable		8,717
Payroll taxes payable		1,183
		16,210
Stockholder's equity:		
Common stock; no par; $1.00 stated value; 1,000,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		143,693
Retained earnings		14,832
		158,625
	$	174,835

The accompanying notes are an integral part of the financial statements.

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Statement of Operations

Year Ended December 31, 2006

Revenues	$ 778,216
Expenses:	
Commissions	316,873
Management fees	301,205
Officer salaries	49,945
Advertising	15,450
Licenses, permits and registrations	14,028
Professional fees	8,789
Training, meetings and travel	6,743
Office supplies and expenses	6,397
Payroll taxes	4,109
Insurance	3,689
Memberships	3,490
Shipping charges	2,805
Marketing fees	1,993
Maintenance and repairs	1,240
Bank charges	151
	736,907
Net income	$ 41,309

The accompanying notes are an integral part of the financial statements.

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)
	Shares	Amount		
Balance, January 1, 2006	100	$ 100	$ 113,693	$ (26,477)
Capital contribution provided by parent company			30,000	
Net income for the year				41,309
Balance, December 31, 2006	100	$ 100	$ 143,693	$ 14,832

The accompanying notes are an integral part of the financial statements.

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net income	$ 41,309
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in accounts receivable	(44,889)
Increase in prepaid expenses	(2,990)
Increase in accounts payable	1,713
Decrease in payroll and commissions payable	(26,806)
Decrease in payroll taxes payable	(23)
Total adjustments	(72,995)
Net cash used by operating activities	(31,686)
Investing activities	
Capital contribution by parent company	30,000
Net decrease in cash	(1,686)
Cash at January 1, 2006	70,012
Cash at December 31, 2006	$ 68,326

The accompanying notes are an integral part of the financial statements.

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2006

N / A

1. Organization and Nature of Business

Peak Securities Corporation (the "Company"), a Florida corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of NASD, Inc. At December 31, 2006, the Company was registered to conduct business in fifteen (15) states.

On October 31, 2002, all of the outstanding common stock of the Company (then known as Inter-American Securities, Inc.) was acquired by Peak Capital Corporation. In March 2003, the Company filed an amendment to its articles of incorporation to effect the change of its name from Inter-American Securities, Inc. to Peak Securities Corporation.

2. Significant Accounting Policies

The significant accounting polices followed are:

Basis of Presentation – The Company was formed to engage in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, venture capital, and corporate finance consulting services.

Investment – Investments in companies, that are not marketable securities, in which the Company has less than a 20 percent interest are carried at cost, less any permanent valuation write-downs. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings is applied as a reduction of the cost of the investment.

Recognition of Revenues – Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Sales of investment company shares (mutual funds) and alternative investment products (REITs, equipment leasing programs, and promissory note programs) that are conducted on a direct basis with the respective financial product providers are recorded at the time the Company ships the required customer documentation and payment to the providers. Corporate finance fees are recorded at the time a transaction is completed and the related income is reasonably determinable. In addition, advisory services are performed and fees for services are earned and recognized in the period the service is substantially performed.

Income Taxes – As a result of the purchase of the Company by Peak Capital Corporation on October 31, 2002, the Company files its income tax returns on a consolidated basis with its parent company. The parent allocates income taxes to the Company as if it was a separate taxpayer. The Company has not incurred any significant income tax expense due to net operating loss carryforwards; therefore, no provision for income taxes is considered necessary.

2. Significant Accounting Policies (continued)

The Company has a net operating loss carryover of approximately $1,250 to offset future taxable income, and a difference in basis in its investment of approximately $71,700. Management has not reflected a deferred tax asset on these amounts as it is their opinion that it is more likely than not that the benefit will not be realized.

Use of Estimates – The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk – The Company could be exposed to credit risks in the event of default by financial institutions in which balances are maintained in excess of insured limits.

3. Clearing Arrangement and Cash-Restricted Deposit Account

The Company entered into a fully disclosed clearing agreement (the "Agreement") with Pershing, LLC on March 15, 2005, which was amended by the parties on December 15, 2005. In accordance with the terms of the Agreement, Pershing, LLC shall carry the proprietary accounts of the Company and the cash and margin accounts of the customers of the Company introduced by the Company to Pershing, LLC and accepted by Pershing, LLC, and shall clear all transactions on a fully disclosed basis for such accounts in the manner and to the extent as set forth in the Agreement. In addition, the Company is required to maintain a deposit account, for which the Company and Pershing, LLC have agreed on the sum of $25,000, to assure the Company's performance of its obligations under the Agreement. The deposited funds are restricted to the specific requirements as outlined in the Agreement. Further, in the event of a substantial change in the nature and extent of the Company's business operations, Pershing, LLC could require that an additional amount or amounts be deposited to the deposit account. At December 31, 2006, the Company was not aware of any changes in its business operations that would require an additional increase in the restricted deposit account.

4. Related Party Transactions

The Company entered into a management agreement dated May 1, 2003 with Peak Capital Corporation, its parent company, for the payment of expenses by the parent company. Under the agreement, Peak Capital Corporation agrees to assist the Company by providing it with certain goods or services without charge, such as rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services, and other general administrative and office expenses. The management agreement is permitted under NASD, Inc. guidelines so long as the Company maintains details of this arrangement in writing. The terms of the management agreement are not necessarily indicative of the terms that would have been incurred had the management agreement been entered into with independent third parties. Management fees for the year ended December 31, 2006 amounted to $301,205.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10-to-1). At December 31, 2006, the Company had net capital of $126,156, which was $121,156 in excess of its required net capital of $5,000.

6. Legal Matters

In December 2004, the Company entered into an agreement with 1st Security Assurance, Inc. ("Assurance"), an indirect affiliate of Ameri-Life & Health Services ("AmeriLife'), an independently owned and operated senior life, health, and annuity company based in Clearwater, Florida. As of January 1, 2005, all qualified agents of Ameri-Life that held Series 6, 7, or 24 securities licenses and solicited or planned to solicit and effect any transactions with public customers involving equities, fixed income securities, mutual funds, asset management services, and variable annuity products, became eligible to register as securities licensed representatives of the Company.

In January 2006, the Company notified Assurance of its intention to terminate the agreement, which was completed by May 31, 2006. Despite attempts to resolve certain contractual provisions, principally regarding compensation issues, the Company and Assurance were not able to do so. In September 2006, Assurance filed a lawsuit against the Company (*1st Security Assurance, Inc. and AmeriFirst National Financial, LLC vs. Peak Securities Corporation*, Circuit Court of the Sixth Judicial Circuit In and For Pinellas County, Florida, Civil Division, Case No. 06-6688CI) alleging breach of contract, conversion and tortuous interference with business, and contractual relationships and claiming damages that exceed $15,000. The Company responded to the lawsuit by denying all of the allegations and has filed a motion

6. Legal Matters (continued)

to dismiss the case on the grounds that the Court has no jurisdiction since all compensation claims regarding commissions or payments related to securities transactions can only be brought by an arbitration proceeding before the NASD, Inc. The Company asserts that the allegations are totally without merit and is also preparing to file an arbitration claim against certain securities licensed officers of Assurance on the grounds of unpaid compensation due the Company and various NASD Conduct Rule violations.

It is not possible to predict the outcome at this time. Therefore, the accompanying financial statements do not reflect any adjustments with regard to these legal proceedings. Management of the Company believes that regardless of the outcome of either the civil lawsuit or the planned arbitration proceedings against Assurance and its officers, the results will not materially affect the Company's financial statements.

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Schedule I

Net capital	
Total stockholder's equity	$ 158,625
Total capital and allowable borrowings	158,625
Deduction for non-allowable assets:	
Prepaid expenses	4,305
Marketable securities	24,414
Net capital before haircuts on security positions	129,906
Haircuts on security positions	(3,750)
Net capital	$ 126,156

No material differences were noted from the Company's computation of net capital under rule 15(c)(3)-1 as included in the Company's FOCUS Report for the calendar quarter ended December 31, 2006, as filed on January 26, 2007.

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

Schedule II

N / A

The accompanying notes are an integral part of the financial statements.

Peak Securities Corporation

(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

Schedule III

N / A

The accompanying notes are an integral part of the financial statements.

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2006

Schedule IV

N / A

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Reconciliations of Material Differences

December 31, 2006

Schedule V

In accordance with Rule 17a-5(d)(4), there are no material differences and, therefore, there are no material differences to reconcile.

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Peak Securities Corporation
Largo, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Peak Securities Corporation (A Wholly Owned Subsidiary of Peak Capital Corporation), The "Company," as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 26, 2007

END